November 18, 2013

Jeanne Bennett
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China BAK Battery, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed December 31, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed August 19, 2013
File No. 001-32898

Dear Ms. Bennett:

On behalf of China BAK Battery, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) (except for Comment #2), dated October 9, 2013, with respect to the above-referenced Form 10-K for the fiscal year ended September 30, 2012 (the “Form 10-K”) and the Form 10-Q for the quarterly period ended June 30, 2013 (the “Form 10-Q”).

For the convenience of the Staff, a summary of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we,” “us” and “our” refer to the Company, and “you” and “your” refer to the Staff, unless the context indicates otherwise.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Note 3. Trade Accounts Receivable, net, page F-14

1.

We note the information provided in response to prior comment 1. In future filings, beginning with your Form 10-K for the year ended September 30, 2013, please revise this note to provide a table with the same level of detail as the one provided in your response.

COMPANY RESPONSE: In response to the Staff’s comment, we will revise the disclosures in our future filings, beginning with our Form 10-K for the year ended September 30, 2013, to include a table with the same level of detail as the one provided in our response letter dated September 18, 2013 (prior comment 1).

Jeanne Bennett
November 18, 2013

3.

Further, we derive from your year-to-date information for the six months ended March 31, 2013 that the bad debt expense for the quarter consisted of the return of products from customers of $6,097,786 and a credit to bad debt expense of $2,378,877. Please tell us why you credited bad debt expense for $2,378,877 in that quarter.

COMPANY RESPONSE: In response to the Staff’s comment, we would like to advise that in the response to prior comment 1 in our letter to you dated September 18, 2013, we erroneously netted the amount of recovery by cash of RMB16,187,860 (equivalent to US$2.6 million) against the gross provision. As such, provided below is a revised quarterly roll-forward of the allowance for doubtful debt amount for each quarter in fiscal 2013 as follows:

	Q1	Q2	Q3
Fiscal 2013	12/31/2012	3/31/2013	6/30/2013
		Revised	Revised
	Note 3 of	Note 3 of	Note 3 of
	Form 10-Q/A	Form 10-Q/A	Form 10-Q
	filed on	filed on	filed on
	August 23,	August 23,	August 19,
	2013	2013	2013
	$	$	$
Beginning of fiscal 2013	33,244,428	33,244,428	33,244,428
(i) Gross provision for the period (year to date)	6,339,031	6,567,903	11,620,823
(ii) Recoveries by:
- Cash	-	(2,607,749)	(3,006,180)
- Others (recoveries by return of products from customers)	-	(6,097,786)	(14,462,196)
Charged (credited) to the condensed consolidated statements of comprehensive income	6,339,031	(2,137,632)	(5,847,553)
(iii) Write off	-	-	-
Foreign exchange adjustment	308,641	424,882	742,809
End of quarter	39,892,100	31,531,678	28,139,684

The above revision has no impact on the Company’s financial position, profit and loss or cash flows for the quarterly periods ended March 31, 2013 and June 30, 2013.

Jeanne Bennett
November 18, 2013

4.

We note the table you provided in response to prior comment 2. Please describe to us the transactions that resulted in the “other receivables” balances at June 30, 2013 and summarize for us the circumstances that led to you recording the provisions for losses related to these accounts in the nine months ended June 30, 2013 and the year ended September 30, 2012.

COMPANY RESPONSE: In response to the Staff’s comment, we provide the analysis of “other receivables” balances at June 30, 2013 as follows. A similar analysis has been presented in Note 5 of Form 10-Q filed on August 26, 2013.

	June 30, 2013
		Allowance for
	Gross	doubtful accounts	Net
	US$	US$	US$
Prepayments for raw materials and others	3,037,354	(777,341)	2,260,013
Staff advances	950,126	(49,664)	900,462
Prepaid operating expenses	521,964		521,964
Advance to an unrelated company	239,604		239,604
Advance to a related party	250,520		250,520
Value added taxes recoverable	4,692,654		4,692,654
Others	1,461,027	(1,269,810)	191,217
Balance at June 30, 2013	11,153,249	(2,096,815)	9,056,434

We provide below the circumstances that led to the recording the provisions for losses related to these accounts in the nine months ended June 30, 2013 and the year ended September 30, 2012.

		Year ended	Nine months
		September	ended June 30,
	Note	30, 2012	2013
		US$	US$
Allowance for doubtful accounts on other receivables, beginning of year/period	(a)	694,587	1,305,329
Other receivables provision charged for the year/period
- Advances to employees who ceased to work with the Company for the year/period		60,494	-
- Receivable from disposal of the Company’s assets	(b)	541,490	-
- Advances to suppliers	(c)	-	759,903
Other receivables provision for the year/period		601,984	759,903
Foreign exchange adjustment		8,758	31,583
Allowance for doubtful accounts on other receivables, end of year/period		1,305,329	2,096,815

Jeanne Bennett
November 18, 2013

(a)	The allowance for doubtful accounts on other receivables as of 1 October 2011 was made on miscellaneous receivables outstanding for over 1 year.

(b)	The impairment was recorded on a long outstanding receivable from an unrelated party from disposal of property, plant and equipment in fiscal 2011.

(c)

We discontinued purchases from certain suppliers which failed to meet our quality requirements. We impaired these long outstanding advances when the suppliers failed to pay us despite our repeated payment requests.

**************************************************

In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact Thomas M. Shoesmith at (650)-233-4553, of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel.

Sincerely,

CHINA BAK BATTERY, INC.

By: /s/ Xiangqian Li
Xiangqian Li
Chief Executive Officer